================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
    UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            -------------------------
                                    LASMO PLC
                            (NAME OF SUBJECT COMPANY)
                            -------------------------
                            AMERADA HESS CORPORATION
                            (NAMES OF FILING PERSONS)

                           ORDINARY SHARES OF 25P EACH
                           AMERICAN DEPOSITARY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                           G53831106: ORDINARY SHARES
                      501730204: AMERICAN DEPOSITARY SHARES
                    ----------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            -------------------------
                           J. BARCLAY COLLINS II, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                            AMERADA HESS CORPORATION
                           1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 997-8500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            -------------------------
                                   COPIES TO:
                            TIMOTHY B. GOODELL, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

CALCULATION OF FILING FEE
================================================================================
        TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
           $ 3,397,636,400                            $ 413,994.97
================================================================================

* Based on the product of (i) $2.51, the average of the high and low trading prices of the LASMO plc ordinary shares on the London Stock Exchange on December 8, 2000 of (pound) 1.735, translated into U.S. dollars at the noon buying rate on December 8, 2000 of $1.4442 per pound sterling and (ii) 1,353,640,000, the estimated maximum number of LASMO plc ordinary shares to be received by the Offeror in the Offer.

|X|  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  $265,532.31
          Form or Registration No:  333-50358
          Filing Party:  Amerada Hess Corporation
          Date Filed:  November 21, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
================================================================================

     This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Amerada Hess Corporation ("Amerada Hess"), a Delaware corporation, to purchase (i) all issued and to be issued ordinary shares of 25 pence each (the "LASMO Shares") of LASMO plc ("LASMO") on the basis of (pound)98.29 in cash and 1 new share of Amerada Hess for every 78.7 LASMO Shares and (ii) all American Depositary Shares of LASMO, each representing three LASMO Shares ("ADSs"), on the basis of (pound)294.87 in cash and 3 new shares of Amerada Hess for every
78.7 ADSs, upon the terms and subject to the conditions set forth in the Offer Document, dated December 13, 2000 (the "Offer Document"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal and Form of Acceptance, copies of which are attached hereto as Exhibit (a)(2) and Exhibit (a)(7), respectively (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

     The information in the Offer Document is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 11.  ADDITIONAL INFORMATION.

     (b) Other material information. The information set forth in the Letter of Transmittal and Form of Acceptance attached hereto as Exhibit (a)(2) and Exhibit
(a)(7), respectively, are incorporated herein by reference.

ITEM 12.  EXHIBITS.

  EXHIBIT NO.       DESCRIPTION
  -----------       -----------

Exhibit (a)(1)      Offer Document *

Exhibit (a)(2)      Letter of Transmittal *

Exhibit (a)(3)      Notice of Guaranteed Delivery *

Exhibit (a)(4)      Guidelines for Substitute Form W-9 *

Exhibit (a)(5)      Form of letter to brokers, dealers,  commercial banks, trust companies and other nominees.*

Exhibit (a)(6)      Form of letter to be used by  brokers,  dealers,  commercial banks, trust companies and other nominees to their clients.*

Exhibit (a)(7)      Form of Acceptance*

Exhibit (a)(8)      Long  form  Press  Release  issued  by the  Purchaser  dated
                    November 6, 2000, announcing the tender offer. **

Exhibit (a)(9)      Short form Press Release by the Purchaser  dated November 6,
                    2000. **

Exhibit  (a)(10)    Summary  newspaper  advertisement,  dated December 13, 2000, published in The Wall Street Journal.*

Exhibit (b)(1)      Amended and Restated  Credit  Agreement dated as of November
                    14, 2000 among Amerada Hess  Corporation,  the Lenders Party thereto and Goldman Sachs Credit Partners L.P. as joint book runner,  joint lead  arranger  and sole  syndication  agent,
                    Chase  Securities,  Inc. as joint book runner and joint lead
                    arranger   and  The   Chase   Manhattan   Bank,   N.A.,   as
                    administrative agent in respect of $1,000,000,000  Revolving
                    Credit Facility ("Facility A").*

Exhibit (b)(2)      Amended and Restated  Credit  Agreement dated as of November
                    14, 2000 among Amerada Hess  Corporation,  the Lenders Party thereto and Goldman Sachs Credit Partners L.P. as joint book runner,  joint lead  arranger  and sole  syndication  agent,
                    Chase  Securities,  Inc. as joint book runner and joint lead
                    arranger   and  The   Chase   Manhattan   Bank,   N.A.,   as
                    administrative agent in respect of $2,000,000,000  Revolving
                    Credit Facility ("Facility B").*

Exhibit (d)(1)      Letter  Agreement  dated as of November 6, 2000 by and among
                    Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Joseph Darby.***

Exhibit (d)(2)      Letter  Agreement  dated as of November 6, 2000 by and among
                    Amerada Hess Corporation, Goldman Sachs International, LASMO
                    plc  and  Thierry  Hughes   Baudouin  de  Jean  Baptiste  de
                    Rhoder.***

Exhibit (d)(3)      Letter  Agreement  dated as of November 6, 2000 by and among
                    Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Paul Colbeck Murray.***

Exhibit (d)(4)      Letter  Agreement  dated as of November 6, 2000 by and among
                    Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Roy Gregory Reynolds.***

Exhibit (d)(5)      Letter  Agreement  dated as of November 6, 2000 by and among
                    Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Nigel Victor Turnball.***

Exhibit (d)(6)      Letter  Agreement  dated as of November 6, 2000 by and among
                    Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Timothy Pienne Brennand.***

Exhibit (d)(7)      Letter  Agreement  dated as of November 6, 2000 by and among
                    Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Hugh Edward Norton.***

Exhibit (d)(8)      Letter  Agreement  dated as of November 6, 2000 by and among
                    Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Antony Peverell Hichens.***

Exhibit (d)(9)      Inducement  Agreement  dated as of  November  6, 2000 by and among Amerada Hess Corporation and LASMO plc.***

Exhibit (d)(10)     Letter  Agreement  dated as of November 6, 2000 by and among
                    Amerada Hess  Corporation,  Goldman Sachs  International and
                    Electrafina S.A.***

Exhibit (d)(11)     Letter  Agreement  dated as of November 6, 2000 by and among
                    Amerada Hess  Corporation,  Goldman Sachs  International and
                    Schroders Investment Management Limited.***
______________________

*    Incorporated by reference from Form S-4 (Commission File No. 333-50358).

**   Incorporated by reference from Form 8-K filed on November 6, 2000.

***  Incorporated by reference from Schedule 13D filed on November 15, 2000.


ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2000
                                         AMERADA HESS CORPORATION


                                         By:    /s/ J. BARCLAY COLLINS II
                                            --------------------------
                                            Name:  J. Barclay Collins II
                                            Title:  Executive Vice President and
                                                    General Counsel